Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 (UNAUDITED)

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of U.S. dollars)

	Note	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash		$45,982	$125,595
Trade receivables		644	1,038
Other assets	4	5,007	6,427
Taxes receivable		9,757	—
Digital assets	5	10,801	66,031
Digital assets - pledged as collateral	5, 10	51,403	86,825
Assets held for sale	6b	1,081	1,211
TOTAL CURRENT ASSETS		124,675	287,127

NON-CURRENT ASSETS:
Property, plant and equipment	6, 19b	228,866	136,850
Right-of-use assets	12	14,928	9,397
Long-term deposits, equipment prepayments and other	8	103,868	86,681
Intangible assets	7	798	1,681
Goodwill	3	—	16,955
Deferred tax asset	13a	—	3,896
TOTAL NON-CURRENT ASSETS		348,460	255,460

TOTAL ASSETS		$473,135	$542,587

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables and accrued liabilities	9	$12,722	$14,480
Current portion of long-term debt	11	41,126	10,257
Current portion of lease liabilities	12	3,790	4,346
Credit facility	10	38,780	60,002
Taxes payable		—	12,093
TOTAL CURRENT LIABILITIES		96,418	101,178

NON-CURRENT LIABILITIES:
Long-term debt	11	26,108	910
Lease liabilities	12	13,831	9,227
Asset retirement provision	14	1,593	239
Deferred tax liability	13a	—	8,451
TOTAL NON-CURRENT LIABILITIES		41,532	18,827

TOTAL LIABILITIES		137,950	120,005

EQUITY:
Share capital		414,853	378,893
Contributed surplus		57,746	43,704
Accumulated deficit		(137,414)	(15)
TOTAL EQUITY		335,185	422,582

TOTAL LIABILITIES & EQUITY		$473,135	$542,587

The interim condensed consolidated financial statements should be read in conjunction with the accompanying notes.

2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

(In thousands of U.S. dollars, except earnings per share data)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021	2022	2021

Revenues	5, 19a	$41,815	$36,687	$82,144	$65,119
Cost of sales	18a	32,311	13,332	55,603	22,452
Gross profit		9,504	23,355	26,541	42,667

General and administrative expenses	18b	15,392	10,607	29,235	13,426
Realized loss (gain) on disposition of digital assets	5	77,880	(47)	77,914	(25)
Unrealized loss on revaluation of digital assets	5	70,475	14,885	66,773	14,885
Loss (gain) on disposition of property, plant and equipment		948	(146)	936	(165)
Impairment on goodwill	3	17,900	—	17,900	—
Operating income (loss)		(173,091)	(1,944)	(166,217)	14,546

Net financial expenses (income)	18c	(11,857)	1,127	(15,940)	24,552
Net loss before income taxes		(161,234)	(3,071)	(150,277)	(10,006)

Income tax expense (recovery)	13b	(19,316)	604	(12,878)	1,274

Net loss		$(141,918)	$(3,675)	$(137,399)	$(11,280)

Other comprehensive loss
Items that may be reclassified to profit or loss:
Revaluation loss on digital assets, net of tax		—	(5,128)	—	—

Total comprehensive loss, net of tax		$(141,918)	$(8,803)	$(137,399)	$(11,280)

Net loss per share (in U.S. dollars)	18d

Basic and diluted net loss per share		$(0.70)	$(0.02)	$(0.69)	$(0.08)

Basic and diluted weighted average number of shares		203,503,237	151,954,612	200,514,687	138,033,267

The interim condensed consolidated financial statements should be read in conjunction with the accompanying notes.

3

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for quantity of shares)

	Quantity of shares	Share capital	Contributed surplus	Accumulated deficit	Total equity
Balance as of January 1, 2022	194,805,893	$378,893	$43,704	$(15)	$422,582

Net loss	—	—	—	(137,399)	(137,399)
Share-based payment (Note 17)	—	—	14,032	—	14,032
Issuance of common shares and warrants (Note 15)	11,478,427	35,925	22	—	35,947
Exercise of stock options (Note 17)	55,000	35	(12)	—	23

Balance as of June 30, 2022	206,339,320	$414,853	$57,746	$(137,414)	$335,185

Balance as of January 1, 2021	88,939,359	$32,004	$5,588	$(22,145)	$15,447
Net loss	—	—	—	(11,280)	(11,280)
Share-based payment	—	—	6,762	—	6,762
Issuance of common shares and warrants	40,188,892	84,898	26,781	—	111,679
Conversion of long-term debt	8,474,577	5,110	(110)	—	5,000
Exercise of warrants and stock options	24,480,524	80,713	(7,393)	—	73,320

Balance as of June 30, 2021	162,083,352	$202,725	$31,628	$(33,425)	$200,928

The interim condensed consolidated financial statements should be read in conjunction with the accompanying notes.

4

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

		Six months ended June 30,
	Note	2022	2021
Cash flows from (used in) operating activities:
Net loss		$(137,399)	$(11,280)
Adjustments for:
Depreciation and amortization	18a	30,923	7,928
Impairment on goodwill	3	17,900	—
Net financial expenses (income)	18c	(15,940)	24,552
Digital assets mined	5	(80,773)	(62,542)
Proceeds from sale of digital assets mined	5	58,459	2,353
Realized loss (gain) on disposition of digital assets	5	77,914	(25)
Unrealized loss on revaluation of digital assets	5	66,773	14,885
Share-based payment	17	14,032	6,762
Interest and financial expenses paid		(8,982)	(1,547)
Deferred taxes	13b	(4,545)	(514)
Gain on disposition of marketable securities	18c	30,642	—
Loss (gain) on disposition of property, plant and equipment		936	(165)
Current taxes	13b	(8,333)	1,790
Income taxes paid		(13,170)	—
Changes in non-cash working capital components	20	(9,540)	507
Net change in cash related to operating activities		18,897	(17,296)

Cash flows used in investing activities:
Purchase of property, plant and equipment		(101,895)	(28,806)
Proceeds from sale of property, plant and equipment		754	44
Purchase of marketable securities	18c	(36,425)	—
Proceeds from disposition of marketable securities	18c	67,067	—
Purchase of digital assets	5	(43,237)	—
Proceeds from sale of digital assets purchased	5	11,516	—
Equipment and construction prepayments and other	8	(64,172)	(73,373)
Net change in cash related to investing activities		(166,392)	(102,135)

Cash flows from financing activities:
Issuance of common shares and warrants	15	35,912	114,488
Exercise of warrants and stock options	15, 17	23	43,545
Repayment of credit facility	10	(61,846)	—
Repayment of lease liabilities	12	(2,244)	(2,427)
Repayment of long-term debt		(11,103)	(15,191)
Proceeds from long-term debt	11	67,168	9,277
Proceeds from credit facility	10	40,000	—
Net change in cash related to financing activities		67,910	149,692

Exchange rate differences on currency translation		(28)	8

Net change in cash		(79,613)	30,269
Cash at the beginning of the period		125,595	5,947

Cash at the end of the period		$45,982	$36,216

The interim condensed consolidated financial statements should be read in conjunction with the accompanying notes.

5

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1: REPORTING ENTITY AND LIQUIDITY

a.	Bitfarms was incorporated under the Canada Business Corporation Act on October 11, 2018 and continued under the Ontario Corporations Business Act on August 27, 2021. The interim condensed consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The activities of the Company mainly consist of cryptocurrency mining and are divided into multiple jurisdictions described in Note 19 “Geographical Information”. The Company’s operations are predominantly in Canada and the United States, with new operations having commenced in Paraguay in 2022 and construction of a new facility having commenced in Argentina in 2021. 9159-9290 Quebec Inc. (“Volta”), a wholly owned subsidiary, assists the Company in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec.

The common shares of the Company are listed under the trading symbol BITF on the Nasdaq and TSX exchanges.

b.	Bitfarms is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. Further declines in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, delays in the delivery of mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows, and its ability to maintain sufficient liquidity to meet its commitments and minimum collateral requirements for its revolving credit facility, as described in Note 8 and Note 10, respectively. In addition, adverse changes to the factors mentioned above may impact the recoverability of the Company’s digital assets and property, plant and equipment, resulting in impairment charges being recorded.

The Company’s current operating budget and future estimated cash flows for the twelve-month period, based on current BTC prices, indicate that it will generate positive cash flow from operations in excess of required interest and principal payments due on its long-term debt and credit facility. Subsequent to the end of the quarter, the Company negotiated postponement of delivery and payment, without penalty, of certain Blockchain Verification and Validation Equipment (“BVVE”) to 2023 so as to avoid under-deployment of miners and to better align the receipt of miners with the availability of completed infrastructure to utilize the miners.

At current Bitcoin (“BTC”) prices, the Company’s existing cash resources and the proceeds from any sale of its treasury and mined BTC will not be sufficient to fund its capital investments to support its growth objectives. The Company would be required to raise additional funds from external sources to meet these requirements if the BTC price does not increase. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders may be diluted. If the Company were unable to obtain such financing, or if funds from operations and proceeds from any sale of the Company’s BTC holdings continue to be negatively impacted by the BTC price, the Company will have difficulty meeting its payment obligations which could result in the loss of equipment prepayments and deposits paid by the Company under its purchase agreements and be subject to remedial legal measures taken against the Company. Such measures could include damages and forced continuance of the contractual arrangements. Under these circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

6

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1: REPORTING ENTITY AND LIQUIDITY (Continued)

c.	In March 2020, the World Health Organization declared COVID-19 a pandemic. The potential impacts that COVID-19 may have on the Company in the future include increases in cryptocurrency price volatility and delays in receiving future orders of mining hardware and construction materials required to achieve the Company’s growth objectives. The Company has been, and is expected to continue to be, operating throughout the pandemic. No significant impact of COVID-19 has been observed on the Company’s existing operations for the six months ended June 30, 2022. However, the Company has observed longer than usual lead times and greater price fluctuations than usual in procuring mining equipment and construction materials required for the Company’s growth objectives. It is not possible to reliably estimate the length and severity of these developments as well as their impact on the financial results and position of the Company and its operating subsidiaries in future periods.

d.	In these financial statements, the following terms shall have the following definitions:

1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	CAD	Canadian Dollars
7	ARS	Argentine Pesos

7

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.	These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2021. These interim condensed consolidated financial statements were approved by the Board of Directors on August 12, 2022.

b.	The interim condensed consolidated financial statements have been prepared following the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2021.

The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

NOTE 3: BUSINESS COMBINATION

On November 9, 2021, the Company acquired a cryptocurrency mining facility in Washington state through its wholly owned subsidiary, Backbone Mining Solutions LLC, comprising land, buildings, 17 megawatts of electrical infrastructure, power purchase agreements totaling 12 megawatts and in process power purchase agreement applications totaling 12 megawatts with a local hydro-electric utility producer. The consideration transferred was $26,676, including $23,000 of cash consideration and 414,508 Common shares with a value of $3,676 on the closing date. The seller entered into a consulting agreement with the Company in the amount of $2,000 for services relating to the operation of the facility. The Company also entered into a one-year lease agreement with the seller for a 5 megawatt cryptocurrency mining facility with monthly payments of $110.

The primary reason for the acquisition was to expand the Company’s energy portfolio with existing infrastructure to accommodate the Company’s expected delivery schedule of mining equipment.

8

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 3: BUSINESS COMBINATION (Continued)

The following are the fair values of the identifiable assets of the date of the acquisition:

November 9,
2021
Consideration transferred
Cash paid at closing	$23,000
Value of 414,508 common shares transferred at closing	3,676
Fair value of total consideration transferred	$26,676

Recognized amounts of identifiable assets acquired
Electrical components	$5,954
Buildings	748
Land	74
Intangible assets - favorable lease	2,000
Total identifiable assets acquired	$8,776
Goodwill	$17,900

Goodwill consists mainly of the benefit the Company expects to receive from acquiring a turnkey facility with active power purchase agreements compared to the timeline and process the Company would undertake to procure new power purchase agreements, the materials and equipment required to build a facility and complete the construction process in order to increase the Company’s share of the BTC network hashrate. The entire amount of goodwill is expected to be deductible for tax purposes.

The total assets recognized in the consolidated financial statements for the year ended December 31, 2021 were based on a provisional assessment of their fair value while the Company completed their valuation with the assistance of independent valuators for the electrical components acquired. The valuation had not been finalized by the date at which the consolidated financial statements for the year ended December 31, 2021 were approved for issuance by the Board of Directors.

In May 2022, the valuation was finalized, resulting in measurement period adjustments. The acquisition date fair value of the electrical components was $5,954, a decrease of $1,127 compared to the provisional value. In addition, the fair value at the acquisition date of buildings decreased by $7, land decreased by $11 and intangible assets (favourable lease) increased by $200. The cumulative impact of these measurement period adjustments was recognized in the interim financial statement as at and for the three months ended March 31, 2022. The impact on the prior period was considered insignificant. As a result, there was a corresponding increase in goodwill of $945, resulting in $17,900 of total goodwill arising from the acquisition.

The Company generated $7,690 and $17,069 of revenues mainly from using the S19j pros installed at the Washington state facility, from November 9, 2021 to December 31, 2021. Prior to the acquisition, the Company incurred hosting fees of $3,907 during the year ended December 31, 2021.

9

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 3: BUSINESS COMBINATION (Continued)

Impairment of goodwill

As at June 30, 2022, as a result of the decline in the BTC price during the quarter, the Company performed an evaluation of the recoverable amount of the property, plant and equipment and intangible assets for the Washington state cryptocurrency mining facility. As these groups of assets do not generate cash inflows that are independent of each other, the recoverable amount was calculated for the cash-generating unit (“CGU”) comprised of the assets of BVVE and electrical equipment, long-term electricity deposits, land, building and favourable lease used in the cryptocurrency mining facility in Washington state.

Based on its calculation, the Company recorded an impairment loss on its Washington state cryptocurrency mining CGU resulting in an impairment charge to goodwill of $17,900. The impairment loss was recognized in profit or loss under Impairment on goodwill. The value in use of the CGU was determined based on the present value of the expected cash flows over a four-year period discounted at an annual pre-tax rate of 24.75% in varying scenarios.

The key assumptions used in the value in use calculation are as follows:

Revenues – Two optimistic and two pessimistic scenarios and one status quo scenario, each with estimated future BTC price and network difficulty, were used to project revenues and associated cash flows from cryptocurrency mining. Management assigned probabilities to each scenario to calculate weighted average expected outcomes. The weighted average daily revenue per Terahash used in the value in use calculation was $0.12/Terahash.

Discount rate – The discount rate reflects management’s assumptions regarding the unit’s specific risk. The pre-tax discount rate used was estimated at 24.75%, with some of the risk already being implicitly reflected through management’s allocation of probabilities to the various scenarios included in the revenue calculation.

Energy prices – Management estimates that energy prices for the duration of the forecasted years will be approximately $0.027 per kilowatt hour.

Terminal value – Management estimated the terminal value of the miners included in the CGU for the purposes of the impairment testing to be the daily revenue per Terahash in effect at the end of the value in use calculation multiplied by the ending hashrate for a period of approximately 6 months.

Changes in BTC price and BTC network difficulty that can lead to changes in expected revenues were considered in the various scenarios listed above. A decrease of 1% in revenues and an increase of one percentage point in the discount rate would result in impairment on the other assets of the CGU by $394 and $1,040, respectively. A sensitivity analysis was not performed for a change in energy prices as they are considered to be stable.

10

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 4: OTHER ASSETS

	June 30,	December 31,
	2022	2021
Electrical component inventory	$607	$548
Sales taxes receivable	1,153	1,980
Prepaid expenses and other	3,068	3,202
Insurance refund and other receivables	179	697
	$5,007	$6,427

NOTE 5: DIGITAL ASSETS

BTC transactions and the corresponding values for the three and six months ended June 30, 2022, and 2021 were as follows:

	Three months ended June 30,
	2022		2021
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of April 1,	5,244	$238,792	548	$32,428
BTC mined*	1,257	41,048	759	35,352
BTC exchanged for cash and services	(3,357)	(69,281)	(14)	(636)
Realized gain (loss) on disposition of digital assets	—	(77,880)	—	47
Unrealized loss on revaluation of digital assets	—	(70,475)		(21,862)
Balance of digital assets as of June 30,	3,144	62,204	1,293	45,329
Less digital assets pledged as collateral as of June 30,**	(2,598)	(51,403)	—	—
Balance of digital assets excluding digital assets pledged as collateral as of June 30,	546	$10,801	1,293	$45,329

11

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 5: DIGITAL ASSETS (Continued)

	Six months ended June 30,
	2022		2021
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of January 1,	3,301	$152,856	—	$—
BTC mined*	2,218	80,773	1,357	62,542
BTC purchased	1,000	43,237	—	—
BTC exchanged for cash and services	(3,375)	(69,975)	(17)	(807)
BTC exchanged for long-term debt repayment	—	—	(47)	(1,546)
Realized gain (loss) on disposition of digital assets	—	(77,914)	—	25
Unrealized loss on revaluation of digital assets	—	(66,773)	—	(14,885)
Balance of digital assets as of June 30,	3,144	62,204	1,293	45,329
Less digital assets pledged as collateral as of June 30,**	(2,598)	(51,403)	—	—
Balance of digital assets excluding digital assets pledged as collateral as of June 30,	546	$10,801	1,293	$45,329

*	Management estimates the fair value of BTC mined on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement.

**	See Note 10 for details of the Company’s credit facility and BTC pledged as collateral.

12

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

a.	As at June 30, 2022, and December 31, 2021, property, plant and equipment consisted of the following:

	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost:
Balance as of January 1, 2022	$156,647	$9,000	$4,549	$5,783	$547	$176,526
Measurement period adjustment to business combination (Note 3)	(1,127)	—	(18)	—	—	(1,145)
Additions during the period	107,809	—	2,234	12,845	283	123,171
Dispositions during the period	(1,707)	—	—	—	—	(1,707)
Transfer to assets held for sale	(2,962)	—	—	—	—	(2,962)
Balance as of June 30, 2022	258,660	9,000	6,765	18,628	830	293,883

Balance as of January 1, 2021	52,676	9,000	3,263	2,707	448	68,094
Additions through business combination (Note 3)	7,081	—	840	—	—	7,921
Additions during the period	114,323	—	470	3,265	136	118,194
Dispositions during the period	(6,146)	—	(24)	(189)	(37)	(6,396)
Transfer to assets held for sale	(11,287)	—	—	—	—	(11,287)
Balance as of December 31, 2021	156,647	9,000	4,549	5,783	547	176,526

Accumulated Depreciation:
Balance as of January 1, 2022	35,766	1,800	286	1,560	264	39,676
Depreciation	28,109	—	90	716	42	28,957
Dispositions during the period	(1,285)	—	—	—	—	(1,285)
Transfer to assets held for sale	(2,331)	—	—	—	—	(2,331)
Balance as of June 30, 2022	60,259	1,800	376	2,276	306	65,017

Balance as of January 1, 2021	30,042	—	185	1,861	213	32,301
Depreciation	22,233	—	104	396	79	22,812
Dispositions during the period	(5,172)	—	(3)	(148)	(28)	(5,351)
Transfer to assets held for sale	(10,026)	—	—	—	—	(10,026)
Impairment	—	1,800	—	—	—	1,800
Impairment reversal	(1,311)	—	—	(549)	—	(1,860)
Balance as of December 31, 2021	35,766	1,800	286	1,560	264	39,676

Net book value as of
June 30, 2022	$198,401	$7,200	$6,389	$16,352	$524	$228,866
December 31, 2021	$120,881	$7,200	$4,263	$4,223	$283	$136,850

13

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6: PROPERTY, PLANT AND EQUIPMENT (Continued)

b.	Assets held for sale

During the year ended December 31, 2021, the Company ceased using its Antminer S9 miners and has plans to dispose of them within the next 12 months. During the three and six months ended June 30, 2022, 3,982 Antimer S9 miners with a carrying amount of $779 were disposed for net proceeds of $101 resulting in a loss of $678. Management determined that the Antminer S9 miners continue to meet the criteria to be classified as held for sale as at June 30, 2022.

During the three and six months ended June 30, 2022, the Company ceased using Innosilicon T2T miners, Canaan Avalon A10 miners, Antminer T15 miners and Antminer S15 miners with plans to dispose of them within the next 12 months. Management has determined that these miners meet the criteria to be classified as held for sale and determined that the carrying amount was less than their estimated fair value less costs to sell.

In addition, the Company had an agreement to sell 600 Whatsminer M20s miners. As of June 30 2022, the Company received proceeds in advance for 492 of the 600 Whatsminer M20s miners. The proceeds received of $468 were recorded as deferred revenue included in trade payables and accrued liabilities as the miners were not shipped before June 30, 2022.

c.	Impairment testing

As at June 30, 2022, as a result of the decline in the BTC price during the quarter, the Company performed an evaluation of the recoverable amount of the property, plant and equipment for the cryptocurrency mining facilities in Quebec. As these groups of assets do not generate cash inflows that are independent of each other, the recoverable amount was calculated for the CGU comprised of the property, plant and equipment, right-of-use assets and long-term electricity deposits used in the cryptocurrency mining facilities in Quebec.

Based on its calculation, the Company determined that no impairment charge should be recorded on its Quebec cryptocurrency mining CGU. The value in use of the CGU was determined based on the present value of the expected cash flows over a five-year period discounted at an annual pre-tax rate of 23.75% in varying scenarios.

The key assumptions used in the value in use calculation are as follows:

Revenues – Two optimistic and two pessimistic scenarios and one status quo scenario, each with estimated future BTC price and network difficulty, were used to project revenues and associated cash flows from cryptocurrency mining. Management assigned probabilities to each scenario to calculate weighted average expected outcomes. The weighted average daily revenue per Terahash used in the value in use calculation was $0.12/Terahash.

Discount rate – The discount rate reflects management’s assumptions regarding the unit’s specific risk. The discount pre-tax rate used was estimated at 23.75%, with some of the risk already being implicitly reflected through management’s allocation of probabilities to the various scenarios included in the revenue calculation.

Energy prices – Management estimates that energy prices for the duration of the forecasted years will be approximately $0.048 per kilowatt hour.

14

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6: PROPERTY, PLANT AND EQUIPMENT (Continued)

Terminal value – Management estimated the terminal value of the miners included in the CGU for the purposes of the impairment testing to be the daily revenue per Terahash in effect at the end of the value in use calculation multiplied by the ending hashrate for a period of approximately 6 months.

Management conducted a sensitivity analysis and determined that a reasonable fluctuation in any of the key assumptions would not result in an impairment charge.

d.	Further details of the quantity and models of BVVE held by the Company are as follows :

	MicroBT Whatsminer (BTC)*	Bitmain S19j Pro	Innosilicon T3 & T2T (BTC)**	Canaan Avalon A10 (BTC)	Other Bitmain Antminers (BTC)***	Total
Quantity as of January 1, 2022	18,675	7,172	6,446	1,024	8,073	41,390
Additions during the period	20,225	—	—	—	—	20,225
Dispositions during the period	—	—	—	(880)	(5,376)	(6,256)
Quantity as of June 30, 2022	38,900	7,172	6,446	144	2,697	55,359

*	Includes 4,311 M20S (of which 600 M20S were classified as assets held for sale as described in Note 6b), 21,936 M30S, 6,391 M31S and 6,262 M31S+ miners.
**	Includes 5,082 T3 and 1,364 T2T miners that were classified as assets held for sale as described in Note 6b.
***	Includes 442 Antminer T15 and 101 Antminer S15, and 2,154 Antminer S9 miners that were classified as assets held for sale as described in Note 6b.

Included in the BVVE and electrical equipment listed above are right-of-use assets consisting of 3,000 Whatsminer M31S+ with a net book value of approximately $4,346 as described in Note 12.

15

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 7: INTANGIBLE ASSETS

	Systems software	Favourable lease	Total
Cost:
Balance as of January 1, 2022	$5,150	$1,800	$6,950
Measurement period adjustment to business combination (Note 3)	—	200	200
Balance as of June 30, 2022	5,150	2,000	7,150

Balance as of January 1, 2021	5,150	—	5,150
Additions through business combination (Note 3)	—	1,800	1,800
Balance as of December 31, 2021	5,150	1,800	6,950

Accumulated amortization and impairment :
Balance as of January 1, 2022	5,008	261	5,269
Amortization	67	1,016	1,083
Balance as of June 30, 2022	5,075	1,277	6,352

Balance as of January 1, 2021	4,773	—	4,773
Amortization	235	261	496
Balance as of December 31, 2021	5,008	261	5,269
Net book value as of
June 30, 2022	$75	$723	$798
December 31, 2021	$142	$1,539	$1,681

NOTE 8: LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, OTHER AND COMMITMENTS

	June 30,	December 31,
	2022	2021
VAT receivable*	$2,705	$2,067
Security deposits for energy, insurance and rent	3,165	1,555
Equipment and construction prepayments**	97,998	83,059
	$103,868	$86,681

*	See Note 18c for more details about the provision applied to the Argentine value-added tax (VAT) receivable.

**

The Company has deposits on BVVE and electrical components in the amount of $75,284, mainly for outstanding orders placed consisting of 48,000 Whatsminer miners with expected delivery in 2022 and the first nine months of 2023. In addition, the Company has deposits for construction work and materials in the amount of $22,714, mainly for the Argentina expansion. The Company is exposed to counterparty risk through the significant deposits it places with suppliers of mining hardware to secure orders and delivery dates as well as deposits it places with construction companies and suppliers of electrical components and construction materials. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment and construction prepayments that are not realized. The Company attempts to mitigate this risk by procuring mining hardware from larger, more established suppliers and with whom the Company has existing relationships and knowledge of their reputation in the market as well as insuring deposits placed for construction work and materials.

16

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 8: LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, OTHER AND COMMITMENTS (Continued)

The Company’s remaining payment obligations in connection with the 48,000 unit purchase agreement and an additional purchase agreement for 1,200 Antminer miners are outlined below:

June 30,
2022
Three months ending September 30, 2022	$18,590
Three months ending March 31, 2023	13,447
Three months ending June 30, 2023	13,313
Three months ending September 30, 2023	12,128
$57,478

The Company may require additional sources of financing to meet the payment obligations included in the table above, as described in Note 1.

NOTE 9: TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30,	December 31,
	2022	2021
Trade accounts payable and accrued liabilities	$6,639	$9,873
Government remittances	6,083	4,607
	$12,722	$14,480

17

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 10: CREDIT FACILITY

	June 30,	December 31,
	2022	2021
Revolving credit facility	$38,154	$60,000
Interest payable on revolving credit facility	626	2
	$38,780	$60,002

On December 30, 2021, the Company entered into a secured revolving credit facility up to $100,000 (the “Credit Facility” or the “Facility”) for a term of 6 months with Galaxy Digital LLC (the “Facility Lender”). The Credit Facility bears interest at a rate of 10.75% per annum with a commitment fee of 0.75% per annum charged on the unused portion of the $100,000 Facility.

During the three months ended March 31, 2022, the Company drew an additional $40,000 on the Credit Facility, bringing the total amount drawn to $100,000 as of March 31, 2022. During the three months ended June 30, 2022, the Company repaid $61,846 of the Credit Facility, bringing the total amount drawn to $38,154 as of June 30, 2022.

On June 30, 2022, the Company amended its Credit Facility and extended its maturity date to October 1, 2022. Under the new terms, the maximum limit of the amended Facility is $40,000, bears interest at 11.25% per annum and has a commitment fee of 0.25% per annum charged on the unused portion of the Facility. The amended Facility also includes a provision which allows the Company to repay up to $15,000 of the Facility prior to July 30, 2022, without incurring any prepayment penalty.

The Facility is secured by BTC, with the minimum value of BTC pledged as collateral calculated as 143% of the amount borrowed. The Company is required to contribute additional collateral to the Facility Lender any time the value of the BTC pledged as collateral is below 133% of the amount borrowed. The Company also has the right to require the Facility Lender to return any BTC when the value of the BTC pledged as collateral exceeds 143% of the amount borrowed. A substantial decrease in BTC price may result in the Company being unable to meet the minimum BTC collateral requirements, which could result in the disposition of the Company’s BTC pledged as collateral by the Facility Lender, or repayment of the Facility in fiat currency on demand. The Company is exposed to counterparty risk as it is reliant on the Facility Lender to return the BTC collateral upon extinguishment of the Credit Facility. The Facility Lender cannot rehypothecate the BTC collateral except during an event of default.

The Credit Facility contains an affirmative covenant where the ending balance of the Company’s net asset value, defined as the total value of all assets minus any liabilities divided by the number of outstanding shares in any calendar month, cannot decline by:

a.	25% or more compared to the previous month;
b.	50% or more compared to three months ago; or
c.	50% or more compared to any calendar month in the immediately preceding calendar year.

As of July 31, 2022, the most recently completed calendar month, the Company was in compliance with all of the covenants described above.

The Company pledged 2,598 BTC as collateral with a fair market value of $51,403 as of June 30, 2022. The pledged BTC is held in a segregated Coinbase Custody account owned by the Facility Lender.

18

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 11: LONG-TERM DEBT

	June 30,	December 31,
	2022	2021
Equipment financing	67,112	11,039
Volta note payable	122	128
Total long-term debt	67,234	11,167
Less current portion of long-term debt	(41,126)	(10,257)
Non-current portion of long-term debt	$26,108	$910

Equipment financing

In February 2022, the Company entered into an equipment financing agreement for gross proceeds of $32,000 collateralized by 6,100 Bitmain S19j Pro miners referred to as the “Blockfi Loan”. The net proceeds received by the Company were $30,994 after capitalizing origination, closing and other transaction fees of $1,006.

In June 2022, the Company entered into an equipment financing agreement for gross proceeds of $36,860 collateralized by 10,395 MicroBT Whatsminer M30S miners referred to as the “NYDIG Loan”. The net proceeds received by the Company were $36,123 net of origination and closing fees of $737. As part of the agreement, the Company must maintain in an identified wallet an approximate quantity of BTC whose value equates to one month of interest and principal payments on the outstanding loan.

Details of the equipment financing and the balance of the loans and the net book value (“NBV”) of their related collateral, as of June 30, 2022, are as follows:

	Maturity date	Stated rate	Effective rate*	Monthly repayment	Long-term debt balance	NBV of Collateral	Collateral**
Blockfills loan #1	August 2022	22.2%	22.2%	$92	$145	$788	1,000
Blockfills loan #2	September 2022	17.8%	17.8%	134	331	1,359	2,000
Blockfills loan #3	October 2022	18.6%	18.6%	67	210	777	1,000
Foundry loan #1	September 2022	16.5%	18.6%	530	1,547	6,345	1,465
Foundry loan #2	March 2023	16.5%	16.5%	98	739	1,568	300
Foundry loan #3	April 2023	16.5%	16.5%	92	772	1,307	300
Foundry loan #4	May 2023	16.5%	16.5%	104	968	1,542	400
Blockfi Loan	February 2024	14.5%	18.1%	1,505	26,060	35,511	6,100
NYDIG Loan	February 2024	12.0%	14.4%	2,043	36,340	42,469	10,395
Total				$4,665	$67,112	$91,666	22,960

*	Represents the implied interest rate after capitalizing financing and origination fees.
**	Represents the quantity of Whatsminers and Bitmain S19j Pros received in connection with the equipment financing and pledged as collateral for the related loan.

19

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 12: LEASES

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and their activity during the six months ended June 30, 2022:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As at January 1, 2022	$9,038	$283	$76	$9,397	$13,573
Additions and extensions to ROU assets	6,497	29	—	6,526	6,526
Depreciation	(805)	(61)	(17)	(883)	—
Lease termination	(108)	(4)	—	(112)	(109)
Payments	—	—	—	—	(2,904)
Interest	—	—	—	—	660
Foreign exchange	—	—	—	—	(125)
As at June 30, 2022	$14,622	$247	$59	$14,928	$17,621
Less current portion of lease liabilities					(3,790)
Non-current portion of lease liabilities					$13,831

The Company maintains one lease agreement for mining hardware, consisting of 3,000 Whatsminer M31S+, with a net book value of approximately $4,346, classified as property, plant and equipment under BVVE and electrical equipment as described in Note 6.

NOTE 13: INCOME TAXES

a.	Deferred taxes

Deferred taxes are computed at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, loss carryforwards and professional fees relating to the Company’s equity activity that are recorded as a reduction of equity.

As at June 30, 2022, the recoverability of the net deferred tax asset, due to the impact of the decrease in BTC prices as described in Note 1b, was uncertain and as a result, the net deferred tax asset of $20,580 was not recognized. The Company will evaluate the likelihood of recoverability at each balance sheet date, and will recognize net deferred tax asset when and if appropriate.

20

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 13: INCOME TAXES (Continued)

b.	Taxes included in profit or loss:

	Six months ended June 30,
	2022	2021
Current tax (recovery) expense:
Current year	$(8,401)	$1,788
Prior year	68	—

Deferred tax (recovery) expense:
Current year	(4,451)	(514)
Prior year	(94)	—
	$(12,878)	$1,274

The 2022 current tax recovery represents the expected tax refund as a result of losses realized in the current period that will be carried back to offset prior period taxable income.

c.	Effective tax rate for the six months ended June 30:

2022
Income tax expense at statutory rate of 26.5%	$(39,823)
Increase in taxes resulting from:
Foreign tax rate differential	4,010
Prior year	(27)
Non-deductible expenses and other	2,382
Deferred tax asset not recognized	20,580
$(12,878)

NOTE 14: ASSET RETIREMENT PROVISION

As of June 30, 2022, the Company estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms to be $3,233, discounted to present value of $1,593 using discount rates between 8% and 10% over the lease periods, which were estimated to range from five to seven years depending on the location.

21

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 15: SHARE CAPITAL

	Authorized	Issued and outstanding at
	June 30, 2022	June 30, 2022	December 31, 2021
	Number of shares
Common shares of no par value	Unlimited	206,339,320	194,805,893

Details of the outstanding warrants are as follows:

	2022		2021
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	19,427,797	$4.16	6,052,918	$0.41
Granted	25,000	3.47	38,732,279	3.34
Exercised	—	—	(20,748,601)	1.95
Outstanding, June 30,	19,452,797	$4.16	24,036,596	$3.80

The weighted average contractual life of the warrants as at June 30, 2022 was 1.9 years (June 30, 2021: 2.9 years).

Garlock Acquisition

During the three months ended March 31, 2022, the Company acquired a building in Quebec referred to as “Garlock” in exchange for cash consideration of $1,783 and the issuance of 25,000 warrants granted with a strike price of USD$3.47 that have a contractual life of 2 years.

At-The-Market Equity Program

Bitfarms commenced an at-the-market equity program on August 16, 2021, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate proceeds of up to $500,000. During the year ended December 31, 2021, the Company issued 23,922,928 common shares in exchange for gross proceeds of $150,296 at an average share price of approximately USD$6.28. The Company received net proceeds of $145,601 after paying commissions of $4,509 to the Company’s agent, in addition to $186 of other transaction fees. During the six months ended June 30, 2022, the Company issued 11,478,427 common shares in exchange for gross proceeds of $37,165 at an average share price of approximately USD$3.24. The Company received net proceeds of $35,912 after paying commissions of $1,115 to the Company’s agent and $138 in other transaction costs.

22

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 16: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	June 30,	December 31,
	2022	2021
Trade payables and accrued liabilities:
Directors’ remuneration	$—	$19
Director and senior management incentive plan	169	1,465
	$169	$1,484

Lease liabilities:
Companies controlled by directors	$1,088	$1,357

Amounts due to related parties, other than lease liabilities, are unsecured, non-interest bearing and payable on demand.

b.	Transactions with related parties during the three and six months ended June 30, 2022:

1.	The Company made rent payments totaling approximately $57 and $178 for the three and six months ended June 30, 2022, respectively (for the three and six months ended June 30, 2021: $121 and $237, respectively) to companies controlled by certain directors. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities.

2.	The Company entered into consulting agreements with two directors. The consulting fees totaled approximately $226 and $426 for the three and six months ended June 30, 2022, respectively (for the three and six months ended June 30, 2021: $145 and $269, respectively).

The transactions described above were incurred in the normal course of operations. These transactions are included in consolidated statements of profit or loss and comprehensive profit and loss as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
General and administrative expenses	$226	$145	$426	$269
Net financial expenses	17	33	44	66
	$243	$178	$470	$335

23

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 17: SHARE-BASED PAYMENT

The share-based payment expense recognized in the financial statements for employee services received is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Equity-settled share-based payment plans	$7,927	$6,342	$14,032	$6,762

The share-based payment transactions entered into between the Company and its directors, employees and service providers during the six months ended June 30, 2022 are described below. During the six months ended June 30, 2022, the Board of Directors approved stock option grants to purchase up to 5,522,500 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021. All options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant. In addition, on May 19, 2022, the Board of Directors approved the grant of 200,000 Restricted Stock Units (“RSUs”) to certain members of senior management which vest ratably, on an annual basis, over a three-year period. The value of the RSUs on the grant date was $1.91 per unit.

The inputs used to value the option grants using the Black-Scholes model are as follows:

Grant date	March 31, 2022	May 19, 2022	June 30, 2022
Dividend yield (%)	—	—	—
Expected share price volatility (%)	105%	106%	102%
Risk-free interest rate (%)	2.49%	2.78%	2.99%
Expected life of stock options (years)	3	3	3
Share price (CAD)	4.71	2.45	1.50
Exercise price (CAD)	4.71	2.45	1.50
Fair value of options (USD)	2.40	1.21	0.72
Vesting period (years)	1.5	1.5	1.5
Quantity of options granted	120,000	5,382,500	20,000

24

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 17: SHARE-BASED PAYMENT (Continued)

Details of the outstanding stock options are as follows:

	Six months ended June 30, 2022
	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1, 2022	12,546,733	5.06
Granted	5,522,500	2.50
Exercised	(55,000)	0.42
Forfeited	(170,000)	6.16
Outstanding, June 30, 2022	17,844,233	4.27
Exercisable, June 30, 2022	10,237,361	4.40

The weighted average contractual life of the stock options as at June 30, 2022 was 4.3 years (June 30, 2021: 4.5 years).

NOTE 18: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

a.	Additional details to the components of cost of sales are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Energy and infrastructure	$13,891	$7,400	$23,481	$12,869
Depreciation and amortization	17,857	4,920	30,923	7,928
Purchases of electrical components	257	557	564	813
Electrician salaries and payroll taxes	306	455	635	842
	$32,311	$13,332	$55,603	$22,452

b.	Additional details to the components of general and administrative expenses are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Salaries and share based payment	$9,891	$7,496	$17,551	$8,795
Professional services	2,501	2,028	4,624	3,013
Advertising and promotion	69	78	119	80
Insurance, duties and other	2,394	838	5,959	1,285
Travel, motor vehicle and meals	346	81	661	108
Hosting and telecommunications	191	86	321	145
	$15,392	$10,607	$29,235	$13,426

25

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 18: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

c.	Additional details to the components of net financial expenses (income) are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Loss on revaluation of warrants	$—	$—	$—	$19,524
Loss on embedded derivative	—	—	—	2,641
Gain on disposition of marketable securities*	(19,705)	—	(30,642)	—
Loss (gain) on currency exchange	1,018	216	1,876	(106)
Interest on credit facility and long-term debt	4,191	387	6,896	861
Interest on lease liabilities	355	510	660	934
Warrant issuance costs	—	—	—	668
Provision on VAT receivable**	2,091	—	5,010	—
Other financial expenses	193	14	260	30
	$(11,857)	$1,127	$(15,940)	$24,552

*	During the three and six months ended June 30, 2022, the Company has continued to fund its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to a subsidiary in Argentina that it controls. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gave rise to a gain as the amount received in ARS exceeds the amount of ARS the Company would have received from a direct foreign currency exchange.

**

The majority of Argentine VAT is not expected to be settled within the next 12 months and therefore, it has been classified as a long-term receivable in Note 8 with the short-term portion being included in sales tax receivable in note 4. The Company has recorded a provision on this VAT receivable, which is classified within net financial expenses (income) during the three and six months ended June 30, 2022. Historically, ARS has devalued significantly when compared to USD due to high levels of inflation in Argentina, which may result in the Company recording future foreign exchange losses on its Argentina VAT receivable.

d.	Earnings per share:

For the three and six months ended June 30, 2022 and 2021, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. The additional potentially dilutive securities that would have been included in the calculation for diluted earnings per share had their effect not been anti-dilutive, for the three and six months ended June 30, 2022, would have been approximately 205,416,844 and 202,728,920, respectively (June 30, 2021: 17,677,251 and 21,347,997, respectively).

26

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 19: GEOGRAPHICAL INFORMATION

a.	Revenues

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Canada	$33,169	$34,430	$63,095	$62,562
USA	7,264	2,257	17,069	2,557
Paraguay	1,382	—	1,980	—
	$41,815	$36,687	$82,144	$65,119

b.	Property, Plant and Equipment

	June 30,	December 31,
	2022	2021
Canada	$150,832	$83,402
USA	44,780	51,672
Argentina	31,247	665
Paraguay	2,007	1,111
	$228,866	$136,850

NOTE 20: ADDITIONAL DETAILS TO THE STATEMENT OF CASH FLOWS

	Six months ended June 30,
	2022	2021
Changes in working capital components:
Decrease in trade receivables, net	$394	$223
Decrease (increase) in other current assets	6,350	(2,682)
Increase in long-term deposits	(7,258)	(145)
Increase (decrease) in trade payables and accrued liabilities	(8,375)	3,111
Decrease in taxes payable	(651)	—
	$(9,540)	$507
Significant non-cash transactions:
Addition of right-of-use assets, property, plant and equipment and related lease liabilities	$6,526	$7,786
Purchase of property, plant and equipment financed by short-term credit	$4,190	$1,201
Extinguishment of warrant liability and long-term debt through share issuance	$—	$24,322
Equipment prepayments realized as additions to property, plant and equipment	$49,234	$—

27

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 21: SUBSEQUENT EVENTS

At-The-Market Equity Program

During the period from July 1, 2022, to August 12, 2022, the Company issued 2,903,096 common shares in exchange for gross proceeds of $4,247 at an average share price of approximately USD$1.46. The Company received net proceeds of $4,109 after paying commissions of $138 to the Company’s agent. See Note 15 for further details to the Company’s at-the-market equity program.

Credit Facility

During the period from July 1, 2022, to August 12, 2022, the Company repaid $15,017 of the Credit Facility, reducing the total amount drawn to $23,137, by liquidating 670 BTC. As a result of the repayment and increase in BTC price during the period, which allowed the Company to request the Facility Lender to return 511 BTC pledged as collateral, the Company’s collateral BTC decreased from 2,598 BTC to 1,417 BTC.

Disposition of Miners

During the period from July 1, 2022, to August 12, 2022, the Company received proceeds of $103 for the remaining 108 Whatsminer M20s miners held for sale and shipped all 600 miners described in note 6b, resulting in a gain on disposition of $230. The Company sold an additional 240 Whatsminer M20s miners for proceeds of $249 and 190 Bitmain S19 XP miners for proceeds of $1,202 resulting in a gain (loss) on disposition of $112 and $(969), respectively.

28